

January 30, 2014

Via E-mail
Mr. Ned Coletta
Senior Vice President and Chief Financial Officer
Casella Waste Systems, Inc.
25 Greens Hill Lane
Rutland, VT 05701

> **Re:** **Casella Waste Systems, Inc.**
> **Form 10-K**
> **Filed June 27, 2013**
> **File No. 0-23211**

Dear Mr. Coletta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for year ended April 30, 2013

Note 2. Summary of Significant Accounting Policies, page 70
Property, Plant and Equipment, page 76

1. You indicate on page 21 that capital expenditures related to maintenance activities, which were $40.8 million in fiscal year 2013, consist of landfill cell construction costs not related to airspace expansion, costs of normal permit renewals and replacement costs for equipment due to age or obsolescence. We also note that you have reflected $40.8 million of cash outflows for additions to property, plant and equipment – maintenance in your 2013 consolidated statement of cash flows. Please confirm that these costs are classified as property, plant and equipment and, if so, expand your accounting policy to address the capitalization of these maintenance expenditures. In this regard, we note your current accounting policy only refers to the cost of maintenance and repairs that are

charged to operations as incurred. If these costs are capitalized as landfill development costs, please revise your accounting policy and related disclosures to clarify.

Note 18.   Divestiture Transactions and Discontinued Operations, page 101

2. You indicate that you cannot reasonably estimate your obligation associated with your withdrawal from the multiemployer pension plan associated as part of the closure of Maine Energy. We further note that you still have not made such an estimate as of October 31, 2013. You indicate that the fund administrator has not made available the information necessary for you to make such an estimate. Please tell us what you have done to obtain such information and why, notwithstanding this lack of information, you cannot estimate a possible range of loss.

Definitive Proxy on Schedule 14A

Stock Awards Granted in Fiscal 2013, page 22

3. With a view towards future disclosure, please tell us how the compensation committee determines the size of the equity award for each named executive officer. In addition, while on page 23 you state that beginning in 2009 you have issued restricted stock units instead of stock options, we note that in fiscal year 2013 Messrs. Johnson, Coletta, and Heald were granted certain option awards (refer to summary compensation table on page 25). Please explain, and, to the extent relevant, revise your future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Jeanne Baker at (202) 551-3691, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728, or Era Anagnosti, Staff Attorney, at (202) 551-3369, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief